Exhibit 99.1
ReneSola Ltd Announces First Quarter 2011 Results

Company achieves revenues of US$328.2 million, in line with Company guidance;
Achieves gross and operating profit margins of 30.7% and 23.0%, respectively;
Shipments exceed Company guidance with record solar wafer shipments of 243.5 MW

JIASHAN, China, April 28, 2011 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar products, today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Financial and Operating Highlights

•	Total solar product shipments in Q1 2011 were 330.4 megawatts (“MW”), exceeding Company guidance and a decrease of 5.4% from 349.4 MW in Q4 2010.

•	Q1 2011 net revenues were US$328.2 million, in line with Company guidance and a decrease of 15.1% from US$386.4 million in Q4 2010.

•	Q1 2011 gross profit was US$100.6 million with a gross margin of 30.7%, in line with Company guidance and comparable to 30.9% in Q4 2010.

•	Q1 2011 operating income was US$75.6 million with an operating margin of 23.0%, an improvement from 22.2% in Q4 2010.

•
Q1 2011 net income was US$43.3 million, representing basic and diluted earnings per share of US$0.25 and US$0.24, respectively, and basic and diluted earnings per American depositary share (“ADS”) of US$0.50 and US$0.49, respectively.

•	Cash and cash equivalents plus restricted cash reached US$435.9 million at the end of Q1 2011, compared to US$324.3 million as of the end of Q4 2010.

“Despite a relatively cautious market in terms of demand, we delivered a good set of results in the first quarter of 2011, especially in terms of gross profit margin and operating margin,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “We have witnessed a sharp decline in module ASPs but wafer pricing held strong during the quarter and our cost-reduction efforts allowed us to maintain a healthy gross margin of 30.7%. We made significant gains in reducing polysilicon cost during the quarter and are on target to increasing production towards the plant’s annual capacity of 3,500 MT. As part of our cost-reduction initiatives, we have also ventured horizontally into wafer consumables and expect to launch steel wire production in the second half of this year. Though we hold a cautious outlook for demand in Europe, particularly due to the uncertainty and policy changes in Italy, we will continue to build out our capacities and are confident in our ability to drive down costs and remain an industry leader in low-cost wafers.”

Julia Xu, ReneSola's chief financial officer, commented, “Rigorous cost controls, prudent polysilicon purchasing and the replenishing of our balance sheet were our main initiatives during the first quarter. As a result, we were able to maintain our gross profit margin while increasing our operating margin despite a soft macro market in which ASPs declined but raw material prices increased. Our average polysilicon price during the quarter was approximately US$60/kg, and we expect it to remain at a similar level during the second quarter. During the quarter, we also successfully issued a seven-year convertible note of US$200million, including a US$25 million over-allotment option exercised in the second quarter, to strengthen our balance sheet for long-term expansion requirements as we build out our capacities to match market demand and gain market share.”

First Quarter 2011 Results

Total Solar Product Shipments

	1Q11	4Q10	1Q10	Q-o-Q%	Y-o-Y%
Total Solar Product Shipments (MW)	330.4	349.4	242.4	-5.4%	36.3%
Wafer Shipments (MW)	243.5	222.6	226.9	9.4%	7.3%
Module Shipments (MW)	86.9	126.8	15.4	-31.5%	464.3%

Net Revenues

	1Q11	4Q10	1Q10	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$328.2	$386.4	$206.6	(15.1%)	58.9%

The sequential decrease in revenues was driven by a decline in the average selling price (“ASP”) of solar wafers and modules to US$0.87 and US$1.72, respectively, and a decline in module shipments.

Gross Profit

	1Q11	4Q10	1Q10	Q-o-Q%	Y-o-Y%
Gross Profit (US$mln)	$100.6	$119.3	$35.3	(15.7%)	185.0%
Gross Margin	30.7%	30.9%	17.1%	-	-

The sequential decrease in gross margin was primarily due to the decline in solar module ASPs and increases in polysilicon prices.

Operating Income

	1Q11	4Q10	1Q10	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$25.0	$33.4	$14.1	(25.1%)	77.3%
Operating Income (US$mln)	$75.6	$85.9	$21.2	(12.0%)	256.6%
Operating Margin	23.0%	22.2%	10.3%	-	-

The sequential decrease in operating expenses was primarily due to decreases in other expenses as a result of the one-off sale of recyclable polysilicon in Q4 2010. Operating expenses represented 7.6% of total revenues in Q1 2011, a decrease from 8.6% in Q4 2010.

The Company had a foreign exchange gain of US$4.8 million in Q1 2011, primarily due to the appreciation of the Euro against USD. The Company also recognized a US$19.8 million loss in the fair value of foreign exchange forward contracts as the Euro appreciated to a higher level than the forward rate hedged, compared to a gain of US$10.1 million in Q4 2010.

Net Income Attributable to Holders of Ordinary Shares

	1Q11	4Q10	1Q10
Net Income (US$mln)	$43.3	$61.0	$11.8
Diluted Earnings Per Share	0.24	$0.34	$0.07
Diluted Earnings Per ADS	0.49	$0.69	$0.14

Business Highlights

Wafer Business

The Company’s solar wafer business achieved over 30% gross profit margin for a fourth consecutive quarter in Q1 2011, with solar wafer ASPs remaining relatively flat amongst a period of uncertainty and adjustments in European solar policies. In Q1 2011, the Company’s non-silicon wafer processing cost was US$0.24 per watt (“W”), the same as the previous quarter despite increases in consumable prices and RMB appreciation. The Company also managed its polysilicon raw material cost to approximately US$60 per kilogram (“kg”), well below market spot rate for polysilicon. The Company will continue its cost reduction efforts through advancements in technology and manufacturing. We expect processing cost to reach US$0.18/W by the end of 2011 as the Company ventures into horizontal expansions such as steel wires and slurry recycling.

Downstream Module Business

Despite softer demand in Europe, the Company delivered solar module shipments of 86.9 MW with an ASP of US$1.72/W in Q1 2011.

Polysilicon Update

The Company’s Sichuan polysilicon plant continued to make increasing contributions to profitability in Q1 2011. In Q1 2011, the Company produced approximately 750 metric tons (“MT”) of polysilicon, an increase of 23.0% from approximately 610 MT in Q4 2010. The Company’s polysilicon production cost was between approximately US$40/kg to US$45/kg during Q1 2011, as compared to US$55/kg to US$60/kg in Q4 2010.

The Company expects to produce 750 MT to 800 MT with an average production cost of approximately US$40/kg in Q2 2011 and is on target to produce 3,500 MT with a production cost of US$35/kg by the end of 2011. Additionally, the Company plans to expand its polysilicon production capacity to 8,500 MT in order to meet the growing demand of polysilicon requirement as wafer capacities increase in 2011.

Strong Cash Position

Net cash and cash equivalents plus restricted cash was US$435.9 million at the end of Q1 2011, compared to US$324.3 million in Q4 2010. Total debt was US$522.8 million in Q1 2011, excluding the US$200 million of convertible notes offered in the first and second quarters, compared to US$522.3 in Q4 2010.

Capital expenditure spending was US$31.9 million for Q1 2011. Short-term borrowings were US$404.0 million in Q1 2011, nearly flat from US$400.8 million in Q4 2010. Short-term borrowings consisted of US$141.7 million in trade finance, US$182.6 million in short-term facilities and US$79.7 million as the short-term portion of the long-term debt.

2011 Capacity Expansion Plans and Related CAPEX

The Company expects to spend US$350 million in 2011 to expand wafer production capacity from the current 1.3 GW to 1.9 GW while increasing module production capacity from the current 400 MW to 600 MW and expanding polysilicon production from the current 3,500 MT to 8,500 MT, including approximately 500 MT through de-bottlenecking of existing facilities for which the Company does not expect to incur additional capital expenditure.

Offering of US$200 Million of Convertible Senior Notes

In March 2011, the Company successfully offered US$175 million of convertible senior notes due 2018 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The notes are convertible into ReneSola's ADSs at an initial conversion rate of 94.8114 ADSs per US$1,000 principal amount of the notes (equivalent to an initial conversion price of approximately $10.55 per ADS), subject to adjustment under certain circumstances. In April, the initial purchasers exercised the US$25 million over-allotment option.

In addition to this offering, the Company also entered into an additional capped call transaction, which covers, subject to customary anti-dilution adjustments, the number of ADSs underlying the option notes. The additional capped call transaction is expected generally to reduce the potential dilution to the ordinary shares and ADSs upon conversion of the option notes. The cap price under the additional capped call transaction was initially US$15.0675 per ADS and is subject to customary anti-dilution adjustments.

Outlook

The Company maintains a cautious outlook on market demand as a result of uncertainties in government policies related to the solar industry. In Q2 2010, the Company expects total solar wafer and module shipments to be in the range of 330 MW to 350 MW, revenues to be in the range of US$280 million to US$300 million and gross profit margin to be in the range of 25% to 27%.

Conference Call Information

ReneSola's management will host an earnings conference call on Thursday, April 28, 2011 at 8 am U.S. Eastern Time (8 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-617-597-5324
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "ReneSola Call".

A replay of the conference call may be accessed by phone at the following number until May 5, 2011:

International:	+1-617-801-6888
Passcode:	52181891

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL).

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Feng Qi
ReneSola Ltd
Tel:	+86-573-8477-3903
E-mail:	feng.qi@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-8520-6284
E-mail:	sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
Email:	sol@ogilvy.com

	RENESOLA LTD
	Unaudited Consolidated Balance Sheet
	(US dollars in thousands)

	Mar 31,	Dec 31,	March 31,
	2011	2010	2010
ASSETS
Current assets:
Cash and cash equivalents	388,648	290,702	98,041
Restricted cash	47,234	33,640	44,195
Available-for-sale investment	4,754	3,332	6,207
Accounts receivable, net of allowances for doubtful accounts	124,659	81,540	146,386
Inventories, net of inventory provision	152,409	170,599	122,335
Advances to suppliers-current	31,344	26,315	12,123
Amounts due from related parties	376	389	440
Value added tax recoverable	56,279	44,102	43,611
Prepaid expenses and other current assets	10,142	16,946	9,294
Deferred convertible bond issue costs	909	-	-
Derivative assets	3,285	11,660	-
Deferred tax assets-current	13,901	14,763	25,125
Total current assets	833,940	693,988	507,757

Property, plant and equipment, net	842,616	801,472	721,156
Prepaid land use right	41,039	37,189	25,450
Other Intangible assets	-	-	562
Deferred tax assets-non-current	8,192	8,526	36,406
Deferred convertible bond issue costs-non-current	5,417	-	-
Advances to suppliers-non-current	25,249	13,743	7,193
Advances for purchases of property, plant and equipment	26,845	26,930	21,209
Other long-lived assets	3,274	2,753	1,989
Goodwill	5,323	5,323	5,323
Total assets	1,791,895	1,589,924	1,327,045

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	404,002	400,798	406,609
Accounts payable	177,706	220,798	129,159
Advances from customers-current	60,070	57,396	54,029
Amounts due to related parties	25	25	40
Other current liabilities	94,342	79,633	71,413
Income tax payable	15,778	12,417	-
Deferred tax liabilities	1,908	1,778	-
Derivative liabilities	12,651	1,381	-
Total current liabilities	766,482	774,226	661,250

Convertible bond payable-non-current	175,000	-	-
Long-term borrowings	118,809	121,515	171,409
Advances from customers-non-current	76,734	76,080	73,919
Warranty	9,980	8,701	3,459
Other long-term liabilities	26,789	22,937	8,549
Total liabilities	1,173,794	1,003,459	918,586

Shareholders' equity
Common shares	422,254	422,039	414,068
(Reduction) Addition in paid-in capital	(538)	19,858	21,165
Retained earnings(accumulated deficit)	151,723	108,387	(48,832)
Accumulated other comprehensive income	44,662	36,181	22,058
Total shareholders' equity	618,101	586,465	408,459

Total liabilities and shareholders' equity	1,791,895	1,589,924	1,327,045

	RENESOLA LTD
	Unaudited Consolidated Statements of Income Data
	(US dollar in thousands, except ADS and share data)

	Three Months Ended

	March 31, 2011	December 31, 2010	March 31, 2010

Net revenues	328,157	386,445	206,551
Cost of revenues	(227,561)	(267,167)	(171,228)
Gross profit	100,596	119,278	35,323
GP%	30.7%	30.9%	17.1%

Operating expenses:
Sales and marketing	(3,482)	(2,789)	(1,426)
General and administrative	(9,995)	(9,316)	(4,727)
Research and development	(12,168)	(13,336)	(6,168)
Other general income (expense)	602	(7,950)	(1,798)
Total operating expenses	(25,043)	(33,391)	(14,119)

Income from operations	75,553	85,887	21,204

Non-operating (expenses) income:
Interest income	485	918	101
Interest expense	(7,033)	(6,779)	(4,968)
Foreign exchange gain (loss)	4,755	(1,472)	(911)
Fair value change on derivatives	(19,824)	10,067	-
Investment income (loss)	20	(875)	-
Total non-operating (expenses) income	(21,597)	1,859	(5,778)
Income before income tax	53,956	87,746	15,426

Income tax (expense)	(10,620)	(26,701)	(3,649)
Net income attributed to holders of ordinary shares	43,336	61,045	11,777

Earnings per share
Basic	0.25	0.35	0.07
Diluted	0.24	0.34	0.07

Earnings per ADS
Basic	0.50	0.70	0.14
Diluted	0.49	0.69	0.14

Weighted average number of shares used in computing earnings per share
Basic	173,856,442	173,334,992	172,668,245
Diluted	179,895,439	176,978,324	172,668,245

	RENESOLA LTD
	Unaudited Consolidated Statements of Cash Flow
	(US dollar in thousands)

	Three Months Ended

	March 31, 2011	March 31, 2010

Operating activity:
Net income	43,336	11,776
Adjustment to reconcile net income to net cash used in operating activities:
Investment income	(20)	-
Depreciation and amortization	19,633	11,210
Amortization of deferred convertible bond issuances costs and premium	34	327
Allowance of doubtful receivables and advance to suppliers and prepayment for purchases of property, plant and equipment	(595)	(167)
Change in fair value of derivatives	19,824	-
Share-based compensation	1,204	285
Gain from repurchase of convertible bonds	-	(6)

Changes in operating assets and liabilities:
Accounts receivables	(41,754)	(38,399)
Inventories	19,447	15,510
Advances to suppliers	(15,899)	1,152
Amounts due from related parties	16	-
Value added tax recoverable	(11,775)	8,257
Prepaid expenses and other current assets	6,904	(513)
Derivative assets and liabilities	(503)	-
Prepaid land use rights	1,122	(2,313)
Accounts payable	(44,542)	35,752
Advances from customers	2,777	(4,482)
Income tax payables	3,262	953
Other current liabilities	(7,993)	(783)
Other long-term liabilities	(105)	921
Accrued warranty cost	1,205	263
Deferred taxes	1,303	2,982
Net cash (used in) provided by operating activities	(3,119)	42,725

Investing activities:
Purchases of property, plant and equipment	(22,317)	(29,219)
Advances for purchases of property, plant and equipment	(9,593)	(369)
Purchases of other long-lived assets	(121)	(111)
Changes in restricted cash	(13,268)	(18,929)
Net proceeds from redemption of financial assets	20	-
Net cash used in investing activities	(45,279)	(48,628)

Financing activities:
Proceeds from bank borrowings	229,177	196,679
Repayment of bank borrowings	(232,756)	(166,959)
Proceeds from exercise of stock options	120	130
Cash paid for repurchase of convertible bonds	-	(32,715)
Proceeds from issuance of convertible bonds	175,000	-
Payment of convertible notes issuance expenses	(6,360)	-
Purchase of conversion spread hedges	(21,505)	-
Net cash provided by (used in) financing activities	143,676	(2,865)

Effect of exchange rate changes	2,668	1

Net increase (decrease) in cash and cash equivalent	97,946	(8,767)
Cash and cash equivalents, beginning of year	290,702	106,808
Cash and cash equivalents, end of year	388,648	98,041